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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22 )*

Zapata Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
989070602
(CUSIP Number)
MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP
c/o WILLIAM SONDERICKER
270 COMMERCE DRIVE
ROCHESTER, NEW YORK 14623
(585) 359-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Malcolm I. Glazer Family Limited Partnership, a Nevada limited partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-0846220

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		9,813,112 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,813,112 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,813,112 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS: Malcolm I. Glazer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		9,841,164 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,841,164 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,841,164 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	NAMES OF REPORTING PERSONS: Linda Glazer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		9,847,564 shares *

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,847,564 shares *

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,847,564 shares *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Linda Glazer disclaims beneficial ownership as to all shares reported except 6,400 shares held individually.

1	NAMES OF REPORTING PERSONS: Malcolm I. Glazer G.P., Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		9,813,112 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,813,112 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,813,112 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Malcolm Glazer Revocable Trust U/A/O dated February 24, 1997,

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		9,813,112 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,813,112 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,813,112 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 3. Source and Amount of Funds and Other Consideration
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Signature

     This Amendment No. 22 (“Amendment No. 22”) amends and supplements the Schedule 13D and statement attached thereto, as previously amended (“Schedule 13D”), filed on behalf of Malcolm I. Glazer (“Malcolm Glazer”), Linda Glazer (“Linda Glazer”), the Malcolm I. Glazer Family Limited Partnership (the “Glazer LP”), Malcolm I. Glazer G.P., Inc. (the “MIG GP”) and the Malcolm Glazer Revocable Trust U/A/D dated February 24, 1997, as amended (the “MIG Trust” and collectively with Malcolm Glazer, Linda Glazer, the Glazer LP and MIG GP, the “Reporting Persons”) relating to the common stock, par value $.01 per share, of Zapata Corporation (“Zapata”), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 22 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds and Other Consideration
     On June 20, 2007, Malcolm Glazer exercised his right to purchase 260,000 shares of Zapata common stock at the price of $5.781 per share pursuant to a stock option agreement with Zapata dated July 11, 1997 (the “Option”). The aggregate exercise price of the common stock when the Option was exercised was $1,503,060. Pursuant to the terms of the Option, rather than paying the exercise price in cash, Mr. Glazer used 221,039 shares of Zapata common stock that would have otherwise been issuable under the Option as payment for the exercise price under the net exercise terms as set forth in Zapata’s Amended and Restated 1996 Long-Term Incentive Plan (the “Plan”) under which the Option was awarded. In addition, Mr. Glazer authorized Zapata to withhold an additional 10,909 shares of Zapata common stock to satisfy the payment of withholding taxes realized as a result of the exercise of the Option. As a result of the net exercise, Mr. Glazer received an aggregate of 28,052 shares of Zapata common stock. The shares of Zapata common stock withheld were valued at the closing price on the New York Stock Exchange on the date of exercise, which was $6.80.
Item 4. Purpose of the Transaction
     Mr. Glazer was granted the Option under the Plan. Mr. Glazer exercised his right to purchase the 260,000 shares of Zapata common stock underlying the Option in advance of the Option’s scheduled expiration date of July 11, 2007.
     These shares were acquired for investment purposes. At this time, the Reporting Persons do not have a present intention to acquire additional shares of Zapata, although they reserve the right to do so in open market transactions, private purchases or from treasury. Further, the Reporting Persons do not have the present intention or any plan or proposal to effect any of the transactions listed in Items 4(a)-(j) of Regulation 13D.
Item 5. Interest in Securities of the Issuer
     (a) Except as noted below, the Reporting Persons are the beneficial owners of 9,847,564 shares of Zapata common stock, which constitutes approximately 51.3% of Zapata’s outstanding shares of common stock. Malcolm Glazer is the beneficial owner of 9,841,164 shares of Zapata common stock, or 51.2% of Zapata’s outstanding shares of common stock.

Linda Glazer is the beneficial owner of 9,847,564 shares, which includes the 9,813,112 owned directly by the Glazer LP, the 28,052 issued to Mr. Glazer on exercise of the option as described above and the 6,400 shares owned directly by her, which in the aggregate would constitute 51.3% of Zapata’s outstanding shares of common stock. Mrs. Glazer disclaims beneficial ownership of all shares reported except 6,400 shares held individually. The percentages given are based upon the 19,184,456 shares of Zapata common stock reported as outstanding on May 1, 2007 by Zapata on its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, plus the 28,052 issued to Mr. Glazer on exercise of the Option as described in Items 3 and 4 above.
     (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover pages of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.
     (c) The responses of the Reporting Persons to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 6, 2007

Malcolm I. Glazer Family Limited Partnership
By:	Malcolm I. Glazer G.P., Inc., as its General Partner

By:	/s/ Linda Glazer

Name:	Linda Glazer
Title:	President

Malcolm I. Glazer G.P., Inc.

By:	/s/ Linda Glazer

Name:	Linda Glazer
Title:	President

The Malcolm Glazer Revocable Trust

By:	/s/ Linda Glazer

Name:	Linda Glazer
Title:	Co-Trustee and Authorized Person

/s/ Malcolm I. Glazer

Malcolm I. Glazer by Linda Glazer, as attorney-in-fact

/s/ Linda Glazer

Linda Glazer